

July 7, 2009

Mr. Dwayne Skellern
President, Secretary and Treasurer
Big Bear Mining Corp.
110 S. Fairfax Ave.
Los Angeles, CA 90036

> **Re:** **Big Bear Mining Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 001-32904**

Dear Mr. Skellern:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   Please include your correct Commission File Number, "001-32904," on all future filings you submit.

Controls and Procedures, page F-8

2.	Please confirm to us whether you evaluated your disclosure controls and procedures, as of the end of the period covered by the report. If so, please amend your filing to include the disclosures pertaining to management's conclusion regarding the effectiveness of disclosure controls and procedures, as of the end of the period covered by the report, based on such evaluation. If not, please explain to us why you did not complete such evaluation. See Item 307 of Regulation S-K for further guidance.

3.	You state that there had been no change in internal controls over financial reporting *during your most recent fiscal year*. Please amend your filing to reflect whether any change in internal control over financial reporting occurred *during the last fiscal quarter*. See Item 308T(b) of Regulation S-K for further guidance.

Exhibits 31.1 and 31.2

4.	In future filings, please omit your officers' titles from the first line of the certifications.

5.	We note that your officers omitted from their certifications the representations required under the introductory section of paragraph 4 and paragraph 4(b), pertaining to internal controls over financial reporting, as required by Item 601(b)(31)(i) of Regulation S-K. Please amend your filing to include revised and updated officers' certifications to fully comply with these requirements.

	We further note that this omission also occurred in the certifications you filed in connection with your Form 10-Q, for the quarterly period ended March 31, 2009. Accordingly, please also amend this filing to include revised and updated officers' certifications to fully comply with these requirements.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Controls and Procedures, page 15

6.	You reported that no *significant* changes in internal controls occurred during the most recent fiscal quarter. Please revise this to address <u>any</u> changes in internal controls over financial reporting that occurred in the most recent fiscal quarter. Refer to Item 308T(b) of Regulation S-K.

Exhibit 32.1

7.   We note in item 1 of your officer's certification that it refers to your quarterly report *for the year ended December 31, 2008*. Please amend your filing to include a revised certification that refers to the appropriate period of your quarterly report certification, *for the quarter ended March 31, 2009*.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief